EXPEDIA, INC.

333 108th Avenue N.E.

Bellevue, Washington 98004

September 29, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

RE:	Expedia, Inc.
Registration Statement on Form S-4
Filed September 29, 2010

Ladies and Gentlemen:

Expedia, Inc. (the “Company”) has filed the Registration Statement for the purpose of conducting an exchange offer (the “Exchange Offer”) to holders of 5.95% Senior Notes due 2020 (the “Old Notes”) of the Company that were sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) for a like principal amount of 5.95% Senior Notes that have been registered under the Securities Act (the “New Notes”). The Company is registering the Exchange Offer in reliance on the position of the Staff enunciated in Exxon Capital Holdings Corporation (April 13, 1989), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993).

This will confirm that the Company has not entered into any arrangement or understanding with any person to distribute the New Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes (1) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (April 13, 1989) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Securities and Exchange Commission

September 29, 2010

In addition, the Company will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the following effect:

If the undersigned is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes, it: (1) represents that the Old Notes to be exchanged for New Notes were acquired by it as a result of market-making or other trading activities, (2) confirms that it has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the New Notes and (3) acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

See Shearman & Sterling (July 2, 1993).

Sincerely,

/s/ Burke F. Norton
Burke F. Norton
Executive Vice President, General Counsel & Secretary

cc:	Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz
Kathryn Gettles-Atwa, Wachtell, Lipton, Rosen & Katz